SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-31400

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CACI $MART PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CACI International Inc, 1100 North Glebe Road, Arlington, Virginia 22201

CACI $MART Plan

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

The Plan Sponsor

CACI International Inc

We have audited the accompanying statements of net assets available for benefits of the CACI $MART Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

McLean, Virginia

June 24, 2011

CACI $MART Plan

Statements of Net Assets Available for Benefits

(in thousands)

	December 31,
	2010	2009

Assets
Cash	$31	$16
Investments, at fair value	713,881	578,382
Receivables:
Contributions receivable—employer	—	—
Contributions receivable—employee	3,356	3,047
Notes receivable—participants	12,784	9,704

Total receivables	16,140	12,751

Net assets available for benefits, at fair value	730,052	591,149

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,265)	(1,750)

Net assets available for benefits	$727,787	$589,399

See accompanying notes.

CACI $MART Plan

Statements of Changes in Net Assets Available for Benefits

(in thousands)

	For the Years Ended December 31,
	2010	2009
Additions
Investment income:
Interest and dividends	$13,858	$10,988
Net appreciation in fair value of investments	77,412	118,793

Total investment income	91,270	129,781

Interest income on notes receivable from participants	558	566

Contributions:
Participant	72,792	66,950
Employer	17,978	19,364
Rollover	12,194	6,947

Total contributions	102,964	93,261

Total additions	194,792	223,608

Deductions
Benefits paid to participants	56,128	38,166
Administrative expenses	276	193

Total deductions	56,404	38,359

Net increase	138,388	185,249

Net assets available for benefits:
Beginning of year	589,399	404,150

End of year	$727,787	$589,399

See accompanying notes.

CACI $MART Plan

Notes to Financial Statements

December 31, 2010

1. Description of the Plan

The following description of the CACI $MART Plan (the Plan), which is sponsored and administered by CACI International Inc (the Company or Plan Sponsor), provides only general information about various terms, conditions and features of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was adopted on September 1, 1985, as a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has both a 401(k) and a profit-sharing feature. Company matching 401(k) and any profit-sharing contributions are made at the discretion of the Plan Sponsor. All contributions to the Plan are maintained in a trust fund consisting of separate accounts identifiable by individual participant.

Eligibility

In general, employees of the Plan Sponsor and its participating subsidiaries who are United States citizens or residents, regardless of age, are eligible to participate.

Contributions

Thirty days after the Plan Sponsor provides the recordkeeper the initial participant data, eligible employees are automatically enrolled in the Plan and, unless they otherwise elect, 3 percent of their compensation is deferred and contributed to the Plan. At each anniversary, the contribution increases by 1 percent up to 6 percent, unless otherwise elected by the employee.

Through December 31, 2004, participants were permitted to defer up to 25 percent of their compensation but not more than the maximum, as indexed annually by Internal Revenue Service (IRS) regulations. Effective January 1, 2005, participants could elect to defer up to 75 percent of their annual pre-tax compensation subject to the IRS maximum. Participants who are age 50 and older by each Plan year-end date have the opportunity to defer an additional amount up to the annual catch-up contribution limits as outlined under the Economic Growth and Tax Relief Reconciliation Act of 2001.

Participants may also contribute amounts representing distributions or transfers from other qualified defined benefit plans or defined contribution plans.

CACI $MART Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

The Company makes matching contributions in an amount equal to 50 percent of the first 6 percent of pre-tax compensation deferred by participants in each payroll period, subject to federal limits. The Company also may elect to make annual discretionary profit-sharing contributions for all participants based on annual financial results. There were no discretionary profit-sharing contributions during the years ended December 31, 2010 and 2009.

Vesting

All participants vest immediately in their salary deferral contributions and the investment earnings thereon, and vest in the Company matching and discretionary profit-sharing contributions, and the investment earnings thereon, based on years of continuous service. Prior to January 1, 2004, participants became 100 percent vested after five years of continuous service. Effective January 1, 2004, the Plan was amended whereby participants became 100 percent vested in Company matching and profit-sharing contributions after three years of continuous service.

Participant Accounts

The Plan establishes and maintains a separate account in the name of each individual participant. Participant accounts are credited with participant salary deferral contributions, Company matching contributions, and allocations of (1) any discretionary profit-sharing contributions and (2) Plan investment earnings. Participant accounts are reduced by an allocation of Plan administrative expenses. Allocation of profit sharing contributions are based on participants’ annual compensation, and allocations of Plan investment earnings are based on participant account balances.

The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions, and Plan Sponsor contributions, into any of the investment options offered by the Plan, and may change their investment options daily.

CACI $MART Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Administration

The Company is responsible for the overall administration of the Plan. T. Rowe Price Trust Company serves as trustee of the Plan, and T. Rowe Price Retirement Plan Services, Inc. provides investment management and recordkeeping services. As provided by the Plan document, administrative expenses of the Plan may be funded by the Plan or paid by the Plan Sponsor. Origination fees for loans made to participants are funded by individual account assets of the participant originating the loan.

During the years ended December 31, 2010 and 2009, the Plan funded administrative expenses of $0.3 million and $0.2 million, respectively. The Plan Sponsor paid all other administrative expenses.

Participant Loans

The Plan allows participants to borrow against their vested account balances. The minimum loan amount is $1,000, and the maximum is the lesser of 50 percent of the vested balance of the participant’s account or $50,000, reduced by the highest outstanding balance of any loan during the preceding 12 months. Effective January 1, 2002, participants are permitted to have only one loan outstanding at a time.

Loan terms may be up to five years unless the borrowings are made to finance the purchase of a primary residence, in which case the term of the loan may be over a reasonable period of time that may exceed five years. Payments of interest and outstanding principal are made primarily through automatic payroll deductions.

Interest is charged over the term of the loan at the prime rate plus 1 percent, based on the rate on the last business day of the month prior to the month in which the loan is made. Outstanding loan balances are secured by vested participant account balances.

Retirement and Disability Benefits or Termination of Employment

Upon a participant’s retirement, disability, or termination for other reasons, the normal form of benefit for all participants, other than those whose pension account merged into the Plan in 1997, is a lump sum cash payment. For pension accounts that were merged into the Plan in 1997 the normal form of benefit is a joint and survivor annuity for a married participant or a single life

CACI $MART Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Retirement and Disability Benefits or Termination of Employment (continued)

annuity for a single participant. Alternative forms of distribution for this group include lump sum or installment cash payments or the purchase of different form of annuity. Distributions to participants who have separated from service and have requested a distribution are made no later than 60 days after their date of termination. Outstanding loan balances that have been applied against these distributions are reported as benefits paid to participants in the accompanying financial statements.

Death Benefits

Upon death, a participant’s designated beneficiary will receive a benefit distribution during the same period over which the participant would have received his or her benefit.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Sponsor to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.

The fair value of shares of registered investment companies is based on quoted market prices, which represent the net asset value of shares held by the Plan at the end of the Plan year. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value

CACI $MART Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The T. Rowe Price Stable Value Common Trust Fund (SVF) is a common collective trust that has underlying investments in guaranteed investment contracts (GICs) and synthetic investment contracts (SICs). This fund carries its investments at contract value. The fair value of GICs is calculated by discounting the contractual cash flows based on current yields of similar instruments with comparable durations. For assets other than GICs, including securities underlying SICs, fair value generally is based on the closing market price on a national security exchange on the last business day of the Plan year. The value of the Plan’s investment in CACI International Inc common stock is based on the closing market price of the Company’s common stock on the last business day of the Plan year.

Security transactions are accounted for on a trade basis. Gains and losses on sales of securities are calculated on the basis of the weighted-average cost per share.

Net appreciation or depreciation in the fair value of investments consists of the realized gains or losses, and the unrealized appreciation or depreciation on those investments.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Benefits

Benefit payments made to participants or transferred to another qualified plan at the direction of participants are recorded when paid.

Forfeitures

Forfeitures of non-vested Company matching and profit-sharing contributions are used to offset respective Company contributions generally for the Plan year in which such forfeitures occur. Company matching contributions were reduced by $6.5 million and $3.1 million during the years ended December 31, 2010 and 2009, respectively, by the offset of available forfeited balances. At December 31, 2010 and 2009, forfeited non-vested account balances available to offset future Company contributions totaled $1.9 million and $4.7 million, respectively. During 2009, the Plan was amended to provide that non-vested balances are forfeited upon the

CACI $MART Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Forfeitures (continued)

earlier of a distribution being taken or on December 31 of the year the participant terminated employment (December 31, 2009 in the case of participants with non-vested balances who terminated in years prior to 2009). Previously, non-vested balances were forfeited upon the earlier of a distribution being taken or on December 31 following a five year break in service. As of December 31, 2010 and 2009, employer contributions receivable was zero as any receivable amounts were offset by forfeitures.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Risk and Uncertainties

The Plan provides for a number of investment options, primarily in stock and mutual funds with varying investment objectives and underlying security instruments including fixed income and equity securities. These investment securities are exposed to various risks including interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in risks could materially affect participants, account balances and the amounts reported in the accompanying financial statements.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. Among other things, the guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate

CACI $MART Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

classes of assets and liabilities to be presented. The guidance in ASU 2010-06 was effective for the Plan beginning of January 1, 2010. Since ASU 2010-06 only affects fair value measure disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. ASU 2010-25 is effective for the Plan for the year ended December 31, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Previously loans were measured at fair value and classified as investments. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

3. Fair Value Measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The Plan follows a fair value hierarchy to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1: quoted prices in active markets for identical assets or liabilities;

CACI $MART Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments measured at fair value on a recurring basis consisted of the following types of instruments (Level 1, 2 and 3 inputs are defined above) (in thousands):

		Fair Value at December 31,
	Hierarchy	2010	2009
Mutual funds:
U.S. equity-large cap funds	Level 1	$134,888	$110,918
U.S. equity-mid cap funds	Level 1	52,282	42,260
U.S. equity-small cap funds	Level 1	31,708	22,389
International equity funds	Level 1	36,009	31,029
Target date retirement funds	Level 1	317,713	244,830
Bond funds	Level 1	43,014	35,835
Stable value funds	Level 1	307	101

Total mutual funds		615,921	487,362
Common stock	Level 1	33,460	31,379
Participant-directed brokerage accounts	Level 1	1,841	1,378
Common/collective trust funds(1)	Level 2	62,659	58,263

Total investments measured at fair value		$713,881	$578,382

(1)

This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As described in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

CACI $MART Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The Plan’s valuation methodology used to measure the fair values of money market funds, U.S. government securities and other, common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets.

4. Investments

Investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2010 and 2009 are as follows (in thousands):

	2010	2009

T. Rowe Price Stable Value Common Trust Fund (stated at contract value)**	$60,394	$56,513
T. Rowe Price Retirement 2030 Fund	50,171	38,356
T. Rowe Price Retirement 2025 Fund	45,694	35,874
PIMCO Total Return Institutional	41,673	35,835
T. Rowe Price Retirement 2020 Fund	45,702	35,161
T. Rowe Price Retirement 2040 Fund	42,580	32,832
T. Rowe Price Blue Chip Growth Fund	38,802	32,564
T. Rowe Price Retirement 2015 Fund	36,661	*
CACI International Inc Common Stock	*	31,379
T. Rowe Price International Stock Fund	*	31,029

*	Represents less than 5 percent of the Plan’s assets
**	The fair value of the stable value fund as of December 31, 2010 and 2009 was $62.7 million and $58.3 million, respectively

CACI $MART Plan

Notes to Financial Statements (continued)

4. Investments (continued)

During 2010 and 2009, the Plan’s investments, including investments bought and sold, as well as held during each year, appreciated (depreciated) in value as follows (in thousands):

	2010	2009

Mutual funds and participant-directed brokerage accounts	$74,397	$116,065
Common/collective trust	(19)	115
CACI International Inc Common Stock	3,034	2,613

	$77,412	$118,793

5. Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the provisions of ERISA. Upon Plan termination, as directed by the Plan Sponsor, participants would become 100 percent vested in all Plan Sponsor contributions made or due upon the date of termination, and the Trustee would either distribute benefits to participants or deliver the Plan assets to the trustee of another qualified plan.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 21, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor has indicated that it will maintain the Plan’s operations in compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2007.

CACI $MART Plan

Notes to Financial Statements (continued)

7. Parties-In-Interest

Certain Plan investments are managed by, and certain administrative and record-keeping services are provided by, T. Rowe Price Retirement Plan Services, Inc. Also, T. Rowe Price Trust Company serves as trustee of the Plan. Mercer Investment Consulting, Inc. & Mercer (US) Inc. provide investment and monitoring services for the Plan. These affiliated companies qualify as parties-in-interest to the Plan in regard to transactions involving Plan assets, and therefore the management and other fees earned by these companies are done so through transactions to which statutory exemptions apply.

8. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded on the IRS Form 5500 Annual Return/Report of Employee Benefit Plan (Form 5500) as benefits that have been processed and approved for payment prior to year-end, but not yet paid as of that date. These amounts are not reported as benefits payable at year-end under United States generally accepted accounting principles, and thus are not reflected in the accompanying financial statements. Additionally, the accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

The following is a reconciliation of net assets available for benefits as of December 31, 2010 and 2009, as reported in the financial statements, to those as reported in the Form 5500 (in thousands):

	December 31,
	2010	2009

Net assets available for benefits per the financial statements	$727,787	$589,399
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,265	1,750
Less amounts allocated to withdrawing participants	(15)	(17)

Net assets available for benefits per the Form 5500	$730,037	$591,132

CACI $MART Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants during the years ended December 31, 2010 and 2009, as reported in the financial statements, to those as reported in the Form 5500 (in thousands):

	2010	2009

Benefits paid to participants as reported in the financial statements	$56,128	$38,166
Add amounts allocated to withdrawing participants at end of year	15	17
Less amounts allocated to withdrawing participants at beginning of year	(17)	(74)

Benefits paid as reported in the Form 5500	$56,126	$38,109

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the years ended December 31, 2010 and 2009, to the Form 5500 (in thousands):

	2010	2009
Net increase in net assets available for benefits per the financial statements	$138,388	$185,249
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at end of year	2,265	1,750
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts at beginning of year	(1,750)	477
Less amounts allocated to withdrawing participants at end of year	(15)	(17)
Add amounts allocated to withdrawing participants at beginning of year	17	74

Net increase in assets available for benefits per the Form 5500	$138,905	$187,533

Supplemental Schedule

CACI $MART Plan

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

EIN #54-1345888—Plan Number 002

December 31, 2010

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost **	Current Value (in thousands)

Harbor Large Value Institutional Fund	Mutual Fund		2,411
Janus Fund	Mutual Fund		8,513
PIMCO Total Return Institutional	Mutual Fund		41,673
* T. Rowe Price Blue Chip Growth Fund	Mutual Fund		38,802
* T. Rowe Price Financial Services Fund	Mutual Fund		8,629
* T. Rowe Price Health Sciences Fund	Mutual Fund		22,033
* T. Rowe Price International Stock Fund	Mutual Fund		34,714
* T. Rowe Price Media & Telecommunication	Mutual Fund		30,081
* T. Rowe Price Retirement 2005 Fund	Mutual Fund		6,105
* T. Rowe Price Retirement 2010 Fund	Mutual Fund		25,095
* T. Rowe Price Retirement 2015 Fund	Mutual Fund		36,661
* T. Rowe Price Retirement 2020 Fund	Mutual Fund		45,702
* T. Rowe Price Retirement 2025 Fund	Mutual Fund		45,694
* T. Rowe Price Retirement 2030 Fund	Mutual Fund		50,171
* T. Rowe Price Retirement 2035 Fund	Mutual Fund		33,578
* T. Rowe Price Retirement 2040 Fund	Mutual Fund		42,580
* T. Rowe Price Retirement 2045 Fund	Mutual Fund		19,288
* T. Rowe Price Retirement 2050 Fund	Mutual Fund		5,733
* T. Rowe Price Retirement 2055 Fund	Mutual Fund		1,186
* T. Rowe Price Retirement Income Fund	Mutual Fund		5,920
* T. Rowe Price Science & Technology Fund	Mutual Fund		10,374
* T. Rowe Price Small-Cap Stock Fund	Mutual Fund		30,958
* T. Rowe Price Summit Cash Reserves Fund	Mutual Fund		307
* T. Rowe Price Value Fund	Mutual Fund		13,419
Vanguard Institutional Index	Mutual Fund		22,659
Vanguard Mid-Cap Index Signal	Mutual Fund		30,249
Vanguard Small Cap Index	Mutual Fund		750
Vanguard Total Bond Market Index Fund	Mutual Fund		1,341
Vanguard Total International Stock Index	Mutual Fund		1,295
* T. Rowe Price Stable Value Common Trust Fund	Common/Collective Trust		62,659
* CACI International Inc	Common Stock		33,460
* Plan Participants	Participant loans (maturing 2011 to 2029 with interest rates of 4.25%-10.50%)		12,784
* Tradelink Investments (1)	Participant-Directed Brokerage Accounts		1,841

			$726,665

*	Represents a party-in-interest.
**	Historical cost information is not required to be presented, as all investments are participant-directed.
(1)	Certain investments in the Tradelink Investments account are issued by a party-in-interest to the plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CACI $MART PLAN

Date: June 24, 2011	By:	/s/ Gail Forrest
Gail Forrest
Senior Vice President,
Human Resources